Exhibit 2.2

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE WESTERN DISTRICT OF TEXAS
SAN ANTONIO DIVISION

In re:	§	Chapter 11
§
CROSSROADS SYSTEMS, INC.	§	Case No. 17-
§
Debtor.	§

DISCLOSURE STATEMENT IN SUPPORT OF THE PREPACKAGED PLAN OF REORGANIZATION FOR CROSSROADS SYSTEMS, INC. UNDER CHAPTER 11 OF THE UNITED STATES BANKRUPTCY CODE

CROSSROADS SYSTEMS, INC. (THE “DEBTOR”) IS SENDING YOU THIS DOCUMENT AND THE ACCOMPANYING MATERIALS REGARDING THE PREPACKAGED PLAN OF REORGANIZATION FOR CROSSROADS SYSTEMS, INC. UNDER CHAPTER 11 OF THE UNITED STATES BANKRUPTCY CODE (AS THE SAME MAY BE AMENDED FROM TIME TO TIME, THE “PREPACKAGED PLAN”) BECAUSE YOU MAY BE A CREDITOR OF, OR INTEREST HOLDER IN, THE DEBTOR.

THIS SOLICITATION OF VOTES IS BEING CONDUCTED TO OBTAIN SUFFICIENT ACCEPTANCES OF THE DEBTOR’S PREPACKAGED PLAN PRIOR TO THE FILING OF A VOLUNTARY CASE UNDER CHAPTER 11 OF TITLE 11 OF THE UNITED STATES CODE (THE “BANKRUPTCY CODE”). BECAUSE NO CHAPTER 11 CASE HAS YET BEEN COMMENCED, THIS DISCLOSURE STATEMENT (AS DEFINED BELOW) HAS NOT BEEN APPROVED BY ANY BANKRUPTCY COURT AS CONTAINING “ADEQUATE INFORMATION” WITHIN THE MEANING OF SECTION 1125(A) OF THE BANKRUPTCY CODE. FOLLOWING THE COMMENCEMENT OF ITS CHAPTER 11 CASE, THE DEBTOR EXPECTS TO PROMPTLY SEEK AN ORDER OF THE BANKRUPTCY COURT (1) APPROVING THIS DISCLOSURE STATEMENT AS HAVING CONTAINED “ADEQUATE INFORMATION,” (2) APPROVING THE SOLICITATION AS HAVING BEEN IN COMPLIANCE WITH SECTIONS 1125 AND 1126 OF THE BANKRUPTCY CODE, AND (3) CONFIRMING THE PREPACKAGED PLAN DESCRIBED HEREIN.

THE DEBTOR CANNOT ASSURE YOU THAT THE DISCLOSURE STATEMENT THAT IS ULTIMATELY APPROVED BY THE BANKRUPTCY COURT IN THE CHAPTER 11 CASE (1) WILL CONTAIN ANY OF THE TERMS DESCRIBED IN THIS DISCLOSURE STATEMENT OR (2) WILL NOT CONTAIN DIFFERENT, ADDITIONAL, OR MATERIAL TERMS THAT DO NOT APPEAR IN THIS DISCLOSURE STATEMENT.

NEITHER THIS DISCLOSURE STATEMENT NOR THE PREPACKAGED PLAN HAS BEEN FILED WITH OR REVIEWED BY THE BANKRUPTCY COURT, AND THE SECURITIES TO BE ISSUED ON OR AFTER THE EFFECTIVE DATE (AS DEFINED BELOW) HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE UNDER ANY STATE SECURITIES LAW (“BLUE SKY LAW”). THE DEBTOR IS RELYING ON EXEMPTIONS UNDER SECTIONS 3(A)(9) AND/OR 4(A)(2) OF THE SECURITIES ACT AND SIMILAR EXEMPTIONS OF STATE SECURITIES LAW, AS WELL AS, TO THE EXTENT APPLICABLE, THE EXEMPTION FROM THE SECURITIES ACT AND EQUIVALENT STATE LAW REGISTRATION REQUIREMENTS PROVIDED BY SECTION 1145(A)(1) OF THE BANKRUPTCY CODE, TO EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND BLUE SKY LAW THE ISSUANCE OF NEW SECURITIES IN CONNECTION WITH THE SOLICITATION AND THE PREPACKAGED PLAN.

THE PREPACKAGED PLAN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, AND NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. NEITHER THE SOLICITATION NOR THIS DISCLOSURE STATEMENT CONSTITUTES AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED.

EXCEPT AS OTHERWISE EXPRESSLY SET FORTH HEREIN, ALL INFORMATION CONTAINED HEREIN HAS BEEN PROVIDED BY THE DEBTOR. NO INDEPENDENT AUDITOR OR ACCOUNTANT HAS REVIEWED OR APPROVED THE FINANCIAL PROJECTIONS OR THE LIQUIDATION ANALYSIS HEREIN.

THE DEBTOR HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR ADVICE, OR TO MAKE ANY REPRESENTATION, IN CONNECTION WITH THE PREPACKAGED PLAN OR THIS DISCLOSURE STATEMENT.

THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS OTHERWISE SPECIFIED. THE TERMS OF THE PREPACKAGED PLAN GOVERN IN THE EVENT OF ANY INCONSISTENCY WITH THIS DISCLOSURE STATEMENT.

HOLDERS OF CLAIMS AND INTERESTS SHOULD NOT CONSTRUE THE CONTENTS OF THIS DISCLOSURE STATEMENT AS PROVIDING ANY LEGAL, BUSINESS, FINANCIAL, OR TAX ADVICE AND SHOULD CONSULT WITH THEIR OWN ADVISORS REGARDING THE PREPACKAGED PLAN. THE INFORMATION IN THIS DISCLOSURE STATEMENT IS BEING PROVIDED SOLELY FOR PURPOSES OF VOTING TO ACCEPT OR REJECT THE PREPACKAGED PLAN OR OBJECTING TO CONFIRMATION. NOTHING IN THIS DISCLOSURE STATEMENT MAY BE USED BY ANY PARTY FOR ANY OTHER PURPOSE.

THE DEBTOR BELIEVES THAT THE PREPACKAGED PLAN AND THE PROPOSED TREATMENT OF CLAIMS AND INTERESTS IS IN THE BEST INTERESTS OF HOLDERS OF CLAIMS AND INTERESTS.

2

ALL CLASSES OF CLAIMS ARE UNIMPARIED UNDER THE PREPACKAGED PLAN, AND THE ONLY CLASS IMPAIRED UNDER THE PREPACKAGED PLAN IS CLASS 5 (PREFERRED INTERESTS); THEREFORE, THE ONLY PERSONS ENTITLED TO VOTE ON THE PREPACKAGED PLAN ARE HOLDERS OF PREFERRED INTERESTS. FOR THE AVOIDANCE OF DOUBT, THE DEBTOR INTENDS TO OPERATE ITS BUSINESS IN THE ORDINARY COURSE DURING THE CHAPTER 11 CASE AND INTENDS TO PAY IN FULL ALL CLAIMS THAT AROSE PRIOR TO AND DURING THE CHAPTER 11 CASE

THE VOTING DEADLINE TO ACCEPT OR REJECT THE PREPACKAGED PLAN IS 5:00 P.M. PREVAILING CENTRAL TIME ON SEPTEMBER 4, 2017 UNLESS EXTENDED BY THE BANKRUPTCY COURT OR THE DEBTOR WITH THE CONSENT OF 210 (AS DEFINED BELOW) (THE “VOTING DEADLINE”). THE RECORD DATE FOR DETERMINING WHETHER A HOLDER OF A PREFERRED INTEREST IS ENTITLED TO VOTE ON THE PREPACKAGED PLAN IS AUGUST 12, 2017 (THE “VOTING RECORD DATE”).

THE DEBTOR’S BOARD OF DIRECTORS HAS APPROVED THE PREPACKAGED PLAN AND RECOMMENDS THAT THE HOLDERS OF INTERESTS IN CLASS 5 VOTE TO ACCEPT THE PREPACKAGED PLAN.

IF THE PREPACKAGED PLAN IS CONFIRMED BY THE BANKRUPTCY COURT AND THE EFFECTIVE DATE OCCURS, ALL HOLDERS OF CLAIMS AGAINST, AND HOLDERS OF INTERESTS IN, THE DEBTOR WILL BE BOUND BY THE TERMS OF THE PREPACKAGED PLAN AND THE TRANSACTIONS CONTEMPLATED THEREBY.

DATED: August 13, 2017

ERIC TERRY LAW, PLLC

Eric Terry
Texas Bar No. 00794729
3511 Broadway Street
San Antonio, Texas 78209
Telephone: (210) 468-8274
Facsimile: (210) 319-5447
eric@ericterrylaw.com

PROPOSED ATTORNEY FOR
THE DEBTOR-IN-POSSESSION

GIBSON, DUNN & CRUTCHER LLP
Michael A. Rosenthal
Matthew G. Bouslog
200 Park Avenue
New York, New York 10166-0193
Telephone: (212) 351-4000
Facsimile: (212) 351-4035
mrosenthal@gibsondunn.com
mbouslog@gibsondunn.com

ATTORNEYS FOR CO-PROPONENT
210/CRDS INVESTMENT LLC

3

D.	Corporate Action		19
E.	Governance Documents and Corporate Existence		19
F.	Restructuring Transactions		20
G.	Sources of Cash for Prepackaged Plan Distributions		21
H.	Directors and Officers of the Reorganized Debtor		21
I.	Disclosure of Directors and Officers		21
J.	D&O Liability Insurance Policies		21
K.	New Indemnification Agreements		22
L.	Derivative Litigation Claims		22
M.	Cancellation of Interests in the Debtor and Issuance of New Common Stock in the Reorganized Debtor		22
N.	Bankruptcy Code Section 1145 Exemption		23
O.	Conditions to Occurrence of the Effective Date		23

ARTICLE VIII Treatment of Executory Contracts and Unexpired Leases			24
A.	Assumption and Rejection of Executory Contracts and Unexpired Leases		24
	1.	Assumed Executory Contracts and Unexpired Leases	24
	2.	Rejection of Certain Executory Contracts and Unexpired Leases	24
	3.	Limitation of Rejection Damages Arising from Rejected Warrant/Options Contracts	24
B.	Proposed Cure Claim Amounts		25
	1.	Objections to Assumption or Proposed Cure Claim Amounts	25
	2.	Failure to Object to a Proposed Cure Claim Amount	25
	3.	Resolution of Objection to Proposed Cure Claim Amount	25
	4.	Deemed Assumption Subject to Revocation	25
	5.	Payment of Cure Claims	26
C.	Rejection Damages Bar Date		26
D.	Reservation of Rights		26
E.	Dispute Regarding Executory Nature of Contracts		26
F.	Postpetition Contracts and Leases		26

ARTICLE IX Settlement, Release, Injunction and Related Provisions			27
A.	Comprehensive Settlement of Claims and Controversies		27
B.	Indemnities		27
C.	210 Release		27
D.	Debtor Officer and Director Release		28
E.	Discharge and Discharge Injunction		28
F.	Enjoining Holders of Claims Against and Interests in Debtor		29
G.	Integral to the Prepackaged Plan		29

ARTICLE X Retention of Causes of Action			29
A.	Reorganized Debtor’s Preservation, Retention and Maintenance of Causes of Action		29
B.	Preservation of All Causes of Action Not Expressly Settled or Released		30

ARTICLE XI Financial Projections, Feasibility and Risks			30
A.	Financial Projections and Feasibility		30
B.	Risks Associated with the Plan		30
C.	Other Risks Related to the Debtor’s and Reorganized Debtor’s Business		31

ii

ARTICLE XII Alternatives to Plan and Liquidation Analysis			31
A.	Dismissal		31
B.	Chapter 7 Liquidation		32
C.	Alternative Plan		33

ARTICLE XIII Certain United States Federal Income Tax Consequences of the Prepackaged Plan			33
A.	Federal Income Tax Consequences to Debtor		34
B.	Federal Income Tax Consequences to Creditors		34
	1.	In General	34
	2.	Backup Withholding and Information Reporting	35
C.		Federal Income Tax Consequences to Interest Holders	35

ARTICLE XIV Conclusion			36

iii

List of Exhibits

Prepackaged Plan of Reorganization for Crossroads Systems, Inc. under Chapter 11 of the United States Bankruptcy Code	Exhibit 1

210 RSA	Exhibit 2

List of Patents	Exhibit 3

10-Q	Exhibit 4

Wolverine RSA	Exhibit 5

ARTICLE I
Introduction

Crossroads Systems, Inc., a Delaware corporation (the “Debtor”), which intends to commence a voluntary chapter 11 case under the Bankruptcy Code (the “Chapter 11 Case”), respectfully submits this Disclosure Statement Under 11 U.S.C. § 1125 in Support of the Prepackaged Plan of Reorganization for Crossroads Systems, Inc. under Chapter 11 of the United States Bankruptcy Code (as it may be amended, supplemented, or modified from time to time, the “Disclosure Statement”). A copy of the Prepackaged Plan is attached to this Disclosure Statement as Exhibit 1.

This Disclosure Statement1 sets forth certain information regarding the prepetition operations and financial history of the Debtor, events leading to the Debtor’s bankruptcy, and the means for implementing a restructuring of the Debtor’s financial affairs. This Disclosure Statement also describes terms and provisions of the Prepackaged Plan, including certain alternatives to the Prepackaged Plan, certain effects of confirmation of the Prepackaged Plan, certain risk factors associated with the Prepackaged Plan, and the manner in which Distributions will be made under the Prepackaged Plan. Additionally, this Disclosure Statement discusses the Confirmation process for the Prepackaged Plan.

A.	Summary of Plan

The Prepackaged Plan effectuates the terms of an agreement with 210/CRDS Investment LLC (“210”), a copy of which is attached hereto as Exhibit 2, that will (i) provide the Debtor with an equity investment of $4 million and additional financing of $10 million which will allow the Debtor to monetize its patents, make profitable acquisitions, run the Debtor’s business and fund necessary capital expenditures all to maximize shareholder return; (ii) retire all issued and outstanding preferred stock; (iii) pay all Administrative, Secured, Priority, General Unsecured, and Subordinated Claims in full; and (iv) allow common shareholders to retain their Interests.

 1 Except as otherwise provided in this Disclosure Statement, capitalized terms used herein have the meanings ascribed to them in the Prepackaged Plan, including the Glossary of Defined Terms attached to the Prepackaged Plan as Exhibit A. Any capitalized term used in this Disclosure Statement that is not defined in the Plan shall have the meaning ascribed to that term in the Bankruptcy Code or Bankruptcy Rules, whichever is applicable.

4

The following table summarizes (i) the treatment of Claims and Interests under the Plan, (ii) which Classes are impaired by the Plan, and (iii) which Class is entitled to vote on the Plan. The table is qualified in its entirety by reference to the full text of the Plan. For a more detailed summary of the terms and provisions of the Plan, see Article VI below.

Class	Type	Status	Voting Rights
1	Secured Claims	Unimpaired	Not entitled to vote (deemed to accept)
2	Priority Non-Tax Claims	Unimpaired	Not entitled to vote (deemed to accept)
3	General Unsecured Claims	Unimpaired	Not entitled to vote (deemed to accept)
4	Subordinated Claims	Unimpaired	Not Entitled to vote (deemed to accept)
5	Preferred Interests	Impaired	Entitled to vote
6	Common Interests	Unimpaired	Not entitled to vote (deemed to accept)

B.	Filing of the Chapter 11 Case

The Debtor intends to commence the Chapter 11 Case in the Bankruptcy Court for the Western District of Texas. The Debtor intends to continue to operate its business and manage its property and assets as debtor-in-possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.

C.	Purpose of Disclosure Statement

This Disclosure Statement is submitted in accordance with section 1125 of the Bankruptcy Code for soliciting acceptances of the Prepackaged Plan from Holders of Preferred Interests in Class 5 under section 1126(b) of the Bankruptcy Code. Acceptances of the Prepackaged Plan are being sought only from Holders of Preferred Interests, whose Interests are Impaired by the Prepackaged Plan and who are receiving or retaining property under the Prepackaged Plan. Holders of Claims or Interests that are not Impaired are deemed to have accepted the Prepackaged Plan. OTHER THAN PREFERRED INTERESTS (CLASS 5), ALL OTHER CLASSES OF CLAIMS AND INTERESTS ARE UNIMPAIRED AND, THEREFORE, NOT ENTITLED TO VOTE AND ARE DEEMED TO HAVE ACCEPTED THE PREPACKAGED PLAN.

The Debtor submits that the Disclosure Statement complies with all applicable nonbankruptcy law and provides adequate information as defined in Bankruptcy Code § 1125(a).

5

THE REORGANIZATION OF THE DEBTOR PURSUANT TO THE PREPACKAGED PLAN IS SUBJECT TO NUMEROUS CONDITIONS AND VARIABLES, AND THERE CAN BE NO ASSURANCE THAT THE PREPACKAGED PLAN, AS CONTEMPLATED, WILL BE EFFECTUATED.

NEITHER THE FILING OF THE PREPACKAGED PLAN NOR ANY STATEMENT OR PROVISION CONTAINED IN THE PREPACKAGED PLAN OR IN THE DISCLOSURE STATEMENT, NOR THE TAKING BY ANY PARTY IN INTEREST OF ANY ACTION WITH RESPECT TO THE PREPACKAGED PLAN, SHALL (I) BE DEEMED AN ADMISSION AGAINST INTEREST OR (II) UNTIL THE EFFECTIVE DATE, BE DEEMED A WAIVER OF ANY RIGHTS ANY PARTY IN INTEREST MAY HAVE (A) AGAINST ANY OTHER PARTY IN INTEREST OR (B) IN ANY OF THE ASSETS OF ANY OTHER PARTY IN INTEREST, AND, UNTIL THE EFFECTIVE DATE, ALL SUCH RIGHTS ARE SPECIFICALLY RESERVED. IN THE EVENT THAT THE PREPACKAGED PLAN IS NOT CONFIRMED OR FAILS TO BECOME EFFECTIVE, NEITHER THE PREPACKAGED PLAN NOR THE DISCLOSURE STATEMENT, NOR ANY STATEMENT CONTAINED IN THE PREPACKAGED PLAN OR IN THE DISCLOSURE STATEMENT, MAY BE USED OR RELIED ON IN ANY MANNER IN ANY SUIT, ACTION, PROCEEDING OR CONTROVERSY, WITHIN OR WITHOUT THE DEBTOR’S CHAPTER 11 CASE, INVOLVING THE DEBTOR, EXCEPT WITH RESPECT TO CONFIRMATION OF THE PREPACKAGED PLAN.

D.	Hearing on Confirmation of the Prepackaged Plan

Section 1128(a) of the Bankruptcy Code requires the Court to hold a hearing on Confirmation of the Prepackaged Plan and recognizes that any party in interest may object to Confirmation of the Prepackaged Plan.

Shortly after commencing the Chapter 11 Case, the Debtor will ask the Bankruptcy Court to schedule a combined Confirmation Hearing to, among other things, approve the Disclosure Statement and Confirm the Prepackaged Plan. The Debtor will request that the Confirmation Hearing be held within thirty (30) days after the Petition Date.

E.	Sources of Information

Except as otherwise expressly indicated, the portions of this Disclosure Statement describing the Debtor, its business, properties and management have been prepared from information furnished by the Debtor or from public filings made by the Debtor.

Certain of the materials contained in this Disclosure Statement are taken directly from other readily accessible documents or are digests of other documents. While the Debtor has made every effort to retain the meaning of such other documents or portions that have been summarized, it urges that any reliance on the contents of such other documents should depend on a thorough review of the documents themselves.

6

The statements contained in this Disclosure Statement are made as of the date hereof unless otherwise specified, and neither the delivery of this Disclosure Statement nor any exchange of rights made in connection with it shall, under any circumstances, create an implication that there has been no change in the facts set forth herein since the date of this Disclosure Statement.

No statements concerning the Debtor, the value of its property, or the value of any benefit offered to the Holder of a Claim or Interest under the Prepackaged Plan should be relied upon other than as set forth in this Disclosure Statement. In arriving at a decision, no Person should rely on any representation or inducement made to secure their acceptance or rejection that is contrary to information contained in this Disclosure Statement, and any such additional representations or inducements should be immediately reported to counsel for the Debtor, Eric B. Terry, Eric Terry Law, PLLC, 3511 Broadway, San Antonio, Texas 78209; Telephone (210) 468-8274, or eric@ericterrylaw.com.

ARTICLE II
Explanation of Chapter 11

A.	Overview of Chapter 11

Chapter 11 is the principal reorganization chapter of the Bankruptcy Code. Under chapter 11, a debtor attempts to reorganize its business and financial affairs for the benefit of the debtor, its creditors, and other interested parties.

The commencement of a chapter 11 case creates an estate comprising all of the debtor’s legal and equitable interests in property as of the date the petition is filed. Unless the Bankruptcy Court orders the appointment of a trustee, sections  1101, 1107 and 1108 of the Bankruptcy Code provide that a chapter 11 debtor may continue to operate its business and control the assets of its estate as a “debtor in possession.”

The filing of a chapter 11 petition also triggers the automatic stay under section 362 of the Bankruptcy Code. The automatic stay halts essentially all attempts to collect prepetition claims from the debtor or otherwise to interfere with the debtor’s business or its bankruptcy estate.

Formulation of a plan of reorganization/liquidation is the principal purpose of a chapter 11 case. The plan sets forth the means for satisfying the claims of creditors against, and interests of equity security holders in, the debtor. Unless extended by the Bankruptcy Court, or unless the Bankruptcy Court shortens the time period or a trustee is appointed, only the debtor may file a plan during the first 120 days of a chapter 11 case (the “Exclusive Period”). After the Exclusive Period has expired, a creditor or any other interested party may file a plan, unless the debtor files a plan within the Exclusive Period.

7

Section 1125 of the Bankruptcy Code also allows a debtor to propose and solicit votes on a chapter 11 plan prior to commencing a chapter 11 case so long as the debtor complies with applicable nonbankruptcy law. The debtor is permitted to then commence a chapter 11 case and seek approval of the solicitation process that occurred prior to the chapter 11 case and seek confirmation of the chapter 11 plan. In such case, the plan is generally referred to as a “prepackaged plan.”

B.	Plan of Reorganization

After a plan has been filed, the holders of claims against, or equity interests in, a debtor are permitted to vote on whether to accept or reject the plan. Chapter 11 of the Bankruptcy Code does not require that each holder of a claim against, or equity interest in, a debtor vote in favor of a plan in order for the plan to be confirmed. At a minimum, however, if there is an impaired class, a plan must be accepted by a majority in number and two-thirds in amount of those claims actually voting from at least one class of claims impaired under the plan. The Bankruptcy Code also defines acceptance of a plan by a class of equity interests as acceptance by holders of two-thirds of the number of shares actually voted.

Classes of claims or equity interests that are not “impaired” under a plan of reorganization are conclusively presumed to have accepted the plan, and therefore are not entitled to vote. A class is “impaired” if the plan modifies the legal, equitable, or contractual rights attaching to the claims or equity interests of that class. Modification for purposes of impairment does not include curing defaults and reinstating maturity or payment in full in cash. Conversely, classes of claims or equity interests that receive or retain no property under a plan of reorganization are conclusively presumed to have rejected the plan, and therefore are not entitled to vote.

Even if all classes of claims and equity interests accept a plan of reorganization, the Bankruptcy Court may nonetheless deny confirmation. Section 1129 of the Bankruptcy Code sets forth the requirements for confirmation and, among other things, requires that a plan be in the “best interests” of impaired and dissenting creditors and interest holders and that the plan be “feasible.” The “best interests” test generally requires that the value of the consideration to be distributed to impaired and dissenting creditors and interest holders under a plan may not be less than that which those parties would receive if the debtor were liquidated under a hypothetical liquidation occurring under chapter 7 of the Bankruptcy Code. A plan must also be determined to be “feasible,” which generally requires a finding that there is a reasonable probability that the debtor will be able to perform the obligations incurred under the plan and that the debtor will be able to continue operations without the need for further financial reorganization or liquidation.

The Bankruptcy Court may confirm a plan of reorganization even though fewer than all of the classes of impaired claims and equity interests accept it. The Court may do so under the “cramdown” provisions of section 1129(b) of the Bankruptcy Code. For a plan to be confirmed under the cramdown provisions, despite the rejection of a class of impaired claims or interests, the proponent of the plan must show, among other things, that the plan does not discriminate unfairly and that it is fair and equitable with respect to each impaired class of claims or equity interests that has not accepted the plan.

8

The Bankruptcy Court must further find that the economic terms of the particular plan meet the specific requirements of section 1129(b) of the Bankruptcy Code with respect to a rejecting class. If the proponent of the plan proposes to seek confirmation of the plan under the provisions of section 1129(b), the proponent must also meet all applicable requirements of section 1129(a) of the Bankruptcy Code (except section 1129(a)(8)). Section 1129(a)requires, among other things, that (i) the plan comply with applicable Bankruptcy Code provisions and other applicable law, (ii) the plan be proposed in good faith, and (iii) at least one impaired class of creditors or interest holders has voted to accept the plan.

ARTICLE III
Solicitation and Voting Procedures

The following summarizes the procedures to accept or reject the Prepackaged Plan. Holders of Claims and Interests are encouraged to review the relevant provisions of the Bankruptcy Code and/or consult their own attorneys.

A.	Classes Entitled to Vote

Those Holders of Claims and Interests whose Claims or Interests are Unimpaired under the Plan are conclusively presumed to have accepted the Prepackaged Plan under section  1126(f) of the Bankruptcy Code and, therefore, need not vote with regard to the Prepackaged Plan. Under section 1126(g) of the Bankruptcy Code, Holders of Claims or Interests who do not receive or retain any property under the Prepackaged Plan are deemed to have rejected the Plan and, therefore, need not vote with regard to the Prepackaged Plan.

ONLY PREFERRED INTERESTS (CLASS 5) ARE IMPAIRED UNDER THE PLAN; THEREFORE, ONLY HOLDERS OF PREFERRED INTERESTS SHALL BE ENTITLED TO VOTE. ALL OTHER CLASSES OF CLAIMS AND INTERESTS ARE UNIMPAIRED AND, THEREFORE, NOT ENTITLED TO VOTE AND ARE DEEMED TO HAVE ACCEPTED THE PREPACKAGED PLAN.

B.	Confirmation of Plan

At the Confirmation Hearing, the Bankruptcy Court shall determine whether the requirements of section 1129 of the Bankruptcy Code have been satisfied, in which event the Bankruptcy Court shall enter an order confirming the Prepackaged Plan. For the Prepackaged Plan to be confirmed, section 1129 requires that the Bankruptcy Court make the following findings:

1.	The Prepackaged Plan complies with the applicable provisions of the Bankruptcy Code;

2.	The Debtor has complied with the applicable provisions of the Bankruptcy Code;

3.	The Prepackaged Plan has been proposed in good faith and not by any means forbidden by law;

4.	Any payment made or to be made by the Debtor or by a Person issuing securities or acquiring property under the Prepackaged Plan for services or for costs and expense in connection with the Prepackaged Plan has been approved by the Bankruptcy Court, or is subject Bankruptcy Court approval, as reasonable;

9

5.	The Debtor has disclosed or will disclose the identity and affiliation of any individual proposed to serve, after Confirmation of the Prepackaged Plan, as a director, officer or voting trustee of the Debtor, an affiliate of the Debtor participating in a joint plan with the Debtor, or a successor to the Debtor under the Prepackaged Plan; the appointment to, or continuance in, such office of such individual is consistent with the interests of Creditors and Interest Holders and with public policy; and the Debtor has disclosed the identity of any Insider that will be employed or retained by the Reorganized Debtor and the nature of any compensation for such Insider;

6.	Any government regulatory commission with jurisdiction (after Confirmation of the Prepackaged Plan) over the rates of the Debtor has approved any rate change provided for in the Prepackaged Plan, or such rate change is expressly conditioned on such approval;

7.	With respect to each Impaired Class of Claims or Interests, either each Holder of a Claim or Interest of the Class has accepted the Prepackaged Plan, or will receive or retain under the Prepackaged Plan on account of that Claim or Interest, property of a value, as of the Effective Date of the Prepackaged Plan, that is not less than the amount that such Holder would so receive or retain if the Debtor were liquidated on such date under chapter 7 of the Bankruptcy Code. If section 1111(b)(2) of the Bankruptcy Code applies to the Claims of a Class, each Holder of a Claim of that Class will receive or retain under the Prepackaged Plan on account of that Claim property of a value, as of the Effective Date, that is not less than the value of that Holder’s interest in the Debtor’s interest in the property that secures that Claim;

8.	Each Class of Claims or Interests has either accepted the Prepackaged Plan or is not Impaired under the Prepackaged Plan, or the Debtor can satisfy the cramdown provisions under section 1129(b) of the Bankruptcy Code;

9.	Except to the extent that the Holder of a particular Claim has agreed to a different treatment of its Claim, the Prepackaged Plan provides:

(a)	With respect to a Claim of a kind specified in sections 507(a)(2) or 507(a)(3) of the Bankruptcy Code, on the Effective Date, the Holder of the Claim will receive on account of such Claim Cash equal to the Allowed amount of such Claim;

(b)	With respect to a Class of Claim of the kind specified in sections 507(a)(1), 507(a)(4), 507(a)(5), 507(a)(6), or 507(a)(7) of the Bankruptcy Code, each Holder of a Claim of such Class will receive (i) if such Class has accepted the Plan, deferred Cash payments of a value, on the Effective Date of the Plan, equal to the Allowed amount of such Claim or (ii) if such Class has not accepted the Plan, Cash on the Effective Date of the Plan equal to the Allowed amount of such Claim; and

10

(c)	With respect to a Priority Tax Claim of a kind specified in Bankruptcy Code section 507(a)(8), the Holder of such Claim will receive on account of such Claim deferred Cash payments, over a period not exceeding five years after the Petition Date, of a value, as of the Effective Date of the Plan, equal to the Allowed amount of such Claim;

10.	If a Class of Claims is Impaired under the Prepackaged Plan, at least one such Class of Claims has accepted the Prepackaged Plan, determined without including any acceptance of the Prepackaged Plan by any Insider holding a Claim of that Class; and

11.	Confirmation of the Prepackaged Plan is not likely to be followed by the liquidation or the need for further financial reorganization of the Debtor or any successor to the Debtor under the Prepackaged Plan, unless such liquidation or reorganization is proposed in the Prepackaged Plan.

The Debtor believes that the Prepackaged Plan satisfies all of the statutory requirements of the Bankruptcy Code for Confirmation and that the Prepackaged Plan is proposed in good faith. The Debtor believes it has complied, or will have complied, with all the requirements of the Bankruptcy Code governing confirmation of the Prepackaged Plan.

ARTICLE IV
Background of the Debtor

A.	The Debtor’s Business and Operations

Since its inception in 1996, the Debtor has been a prolific creator of intellectual property. As pioneers in data storage, the Debtor’s engineers created some of the industry’s most important breakthroughs, many of which are still utilized today by technology leaders. The patents that the Debtor authored are the result of investing heavily in research and development. This strategic focus resulted in the Debtor gaining unique and extensive knowledge of data storage and data management technologies. Therefore, protecting the Debtor’s proprietary technology is vital to its business strategy. More than fifty (50) companies have licensed the Debtor’s technology since 2000, and the Debtor has been paid more than $61 million for the right to use its inventions.

On March 22, 2016, the Debtor announced the sale of its product business and all related assets to Canadian-based StrongBox Data Solutions, Inc. (“SDSI”) for gross proceeds of $1.9 million in Cash. Under the purchase agreement, the Debtor sold and transferred all of the assets related to the Debtor’s product and support services division. Included in the transfer were assignments of ongoing contracts. In the event SDSI failed to perform such contracts, or its other assumed obligations under the purchase agreement, parties to such contracts or obligations could seek damages from the Debtor under certain circumstances. Depending on the claim for damages, the Debtor could have a claim for indemnification against SDSI pursuant to the purchase agreement. Any such indemnification claim would be subject to the provisions of the purchase agreement, as well as SDSI’s ability to pay.

11

The Debtor generates revenue when companies using its technology agree to pay the Debtor either an upfront licensing fee or a combination of upfront fees and ongoing licensing fees for the use of the Debtor’s intellectual property. The Debtor’s licensing and litigation agreements sometimes include provisions to cross-license patents from other companies, further enhancing the Debtor’s intellectual property assets and product capabilities. The Debtor’s intellectual property assets are identified in two distinct categories. The first category, known as the “‘972 Patent” family, consists of patents and pending patents that are primarily concentrated around access controls. The second category, known as the “Non-‘972 Patent” (and together with the 972 Patents, the “Patents”) family, consists of patents and pending patents that are primarily directed to five product families: optimizing command processing, enabling interoperability, managing networks, enhancing tape libraries, and improving data systems. A list of Patents attached hereto as Exhibit 3.

On October 30, 2015, the Debtor entered into an agreement with TQ Zeta LLC, an affiliate of Techquity, and Intrepidus Holdings LLC (collectively, “Techquity”) in which Techquity would share in the revenue generated from the ‘972 Patent litigation. In exchange for $10.0 million, Techquity received the rights to 52% of the first $20 million in license, settlement, or award proceeds from the ‘972 Patents, 40% of the proceeds between $20 and $100 million, and 12% of proceeds above $100 million. Under the terms of the agreement, the Debtor’s use of proceeds is restricted to certain approved expenditures. On July 10, 2017, the Debtor received an early termination notice from Intrepidus Holdings LLC in connection with the agreement following receipt of notice from the Debtor of termination of its inter partes review proceedings. On July 12, 2017, the Debtor received an early termination notice from TQ Zeta in connection with the Agreement. Pursuant to the terms of the Agreement, the Debtor returned to each of Intrepidus and TQ Zeta the portion of funds allocated to such Investor of the aggregate remaining amount of $420,594.90. Following such full repayment by the Debtor to the Investors, the Agreement terminated.

On March 22, 2016, the Debtor announced that it, in partnership with Fortress Investment Group LLC (“Fortress”), signed an agreement with AQUA Licensing (“AQUA”) to market and sell the Non-‘972 Patent portfolio. Under the terms of that Agreement, AQUA would receive a commission on any revenue realized from the Non-‘972 Patent portfolio. The Debtor can provide no assurance regarding the timing or value of a transaction, or even if one will occur.

In connection with a loan from CF DB EZ LLC, an affiliate of Fortress, the Non-‘972 Patents were assigned to a limited partnership controlled by Fortress and are subject to a security interest granted to Fortress in connection with a secured credit agreement entered into with Fortress in July 2013 (the “Fortress Agreement”). Certain terms in the Fortress Agreement permit the Debtor to recover full control of the Non-‘972 Patents in return for the payment of a monetization call option of up to $2 million. The Debtor is evaluating strategic alternatives related to the Non-‘972 Patent portfolio, including the possibility of exercising its rights in the Fortress Agreement to regain full control of the Non-‘972 Patent. The Debtor fully paid off all debt obligations under the Fortress Agreement on October 30, 2015.

12

In November 2013, the Debtor hired a third-party patent consulting firm to analyze the Non-‘972 Patents. The firm was paid a flat fee and tasked to provide an unbiased, fact-based professional opinion on the monetization potential of the portfolio. This firm determined that the 117 patent assets reviewed comprise 78 patent families, and the average remaining life on these patents at that time exceeded 10 years. Certain of the Non-‘972 Patents likely apply to technology that complies with four industry standards. Because these industry standards are widely used, the Debtor believes that dozens of companies may have used, or may be using, the technology described in the Patents without authority or properly being licensed. The Debtor can provide no assurances regarding the accuracy of the assumptions underlying this analysis, its ability to recover any royalties or licensing fees relating to these Patents, or the timing for any such royalties or licensing fees.

In August 2014, the Debtor hired an intellectual property law firm to provide consulting services related to the Non-‘972 Patent portfolio. The firm was asked to validate key assumptions, propose a detailed monetization strategy and timeline, identify potentially infringing companies and products, develop detailed claims charts, and estimate revenue opportunities associated with each potentially infringing company. The firm’s work was completed in 2015.

The Debtor has not yet begun an active licensing program for the Non-‘972 Patent family. Because the Debtor has not developed a licensing strategy, nor identified which potentially infringing companies to pursue, the Debtor has not created a budget for litigation or monetization of the Non-‘972 Patent portfolio. In parallel with AQUA’s efforts to market and sell the Non-‘972 Patent portfolio, the Debtor will continue to evaluate alternative strategies.

In connection with monetizing the Patents, the Debtor is also pursuing a strategy of making acquisitions of profitable operations. For further information see the Debtor’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2017 attached hereto as Exhibit 4.

Finally, the Debtor has U.S. federal income tax net operating loss carryovers (“NOLs”) of approximately $139.7 million and research and experimentation credit carry-forwards of approximately $5.3 million, each as of December 31, 2016 (together with the NOLs, the “Tax Attributes”). The Debtor is operating its business in a manner that is intended to preserve these Tax Attributes for use in reducing future income tax liabilities.

B.	Current Assets and Capital Structure

1.	Assets

As discussed, the Debtor’s primary assets consist of the Cash, the Patents, and the Tax Attributes. As of April 30, 2017, the Debtor held approximately $3.8 million in assets, which were comprised largely of Cash and Cash equivalents and accounts receivable attributable to intellectual property licensing and royalty fees.

13

2.	Liabilities

As of April 30, 2017, the Debtor had outstanding liabilities of approximately $1.2 million, which consisted largely of accounts payable, accrued expenses, and deferred revenue.

The Debtor also has unsecured debt obligations that it pays in the ordinary course. Most of the prepetition amounts related to these obligations were paid before filing. However, the Debtor will have ongoing obligations related to payroll, benefits, ordinary course professionals, and various vendors.

3.	Equity Interests

The Debtor has 2,591,257 shares issued and outstanding of Series F Convertible Preferred Stock, which will be cancelled pursuant to the Prepackaged Plan and exchanged for Cash and shares of New Common Stock. The Debtor has 1,225,472 shares issued and outstanding of common stock, which will be cancelled pursuant to the Prepackaged Plan, and an equivalent number of shares in New Common Stock will be re-issued to such Holders.

The Debtor also has Warrants/Options outstanding, which will be cancelled and such Warrant/Option Agreements will be rejected.

C.	Litigation

The Debtor is and may become involved in various lawsuits as well as other certain legal proceedings that have not been fully resolved and arise in the ordinary course of business. For example, as discussed above, the Debtor is involved in a number of litigation matters in an effort to protect and enforce its intellectual property rights. The current status of this litigation is discussed more fully in the Debtor’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2017 attached hereto as Exhibit 4.

ARTICLE V
Events Leading to Bankruptcy

The Debtor has focused its efforts on (i) preserving Cash by reducing overhead expenses; and (ii) pursuing its strategy to monetize the Patents and make acquisitions designed to generate profit and positive cash flows, thus creating long-term stockholder value (“Strategy”).

Before the Petition Date, in a vigorous effort to obtain funding to assist with its Strategy, the Debtor engaged in discussions with potential investors. Ultimately, 210 presented the most compelling offer as described herein whereby the Debtor can obtain the necessary funding to pursue its Strategy, preserve its Tax Attributes, pay all Creditor Claims in full, and maximize shareholder value.

A.	Bankruptcy Counsel

On August 1, 2017, the Debtor hired the law firm of Eric Terry Law PLLC to prepare and file this prepackaged Chapter 11 Case.

14

B.	210 RSA

On August 3, 2017, the Debtor entered into a Restructuring Support Agreement (“210 RSA”) with Dallas-based 210/CRDS Investment LLC (“210”). A true and correct copy of the 210 RSA is attached hereto as Exhibit 2 and incorporated herein by reference. Pursuant to the 210 RSA, subject to the terms and conditions of a securities purchase agreement, 210 will invest $4 million in exchange for 49.49% of the Reorganized Debtor’s New Common Stock. In addition, subject to the terms and conditions of a securities purchase agreement and loan agreement, 210 will provide the Reorganized Debtor up to $10 million in unsecured loans to finance acquisitions as the Reorganized Debtor implements its Strategy. Pursuant to the 210 RSA, the Debtor was required to file bankruptcy and confirm a plan of reorganization effectuating the terms of the 210 RSA.

C.	Wolverine RSA

On August 3, 2017, the Debtor entered into a Restructuring Support Agreement (“Wolverine RSA”) with Wolverine Flagship Fund Trading Limited (“Wolverine”). A true and correct copy of the Wolverine RSA is attached hereto as Exhibit 5 and incorporated herein by reference. Pursuant to the Wolverine RSA, among other things, Wolverine agreed to vote in favor of the Prepackaged Plan so long as it contained the terms and conditions set forth in the 210 RSA.

ARTICLE VI
Description of the Prepackaged Plan

A.	Introduction

A summary of the principal provisions of the Prepackaged Plan and the treatment of Classes of Allowed Claims and Allowed Interests is set forth below. The summary is entirely qualified by the Prepackaged Plan. This Disclosure Statement is only a summary of the terms of the Prepackaged Plan; it is the Prepackaged Plan and not the Disclosure Statement that governs the rights and obligations of the parties.

B.	Classification of Claims and Interests

Pursuant to section 1122 of the Bankruptcy Code, a Claim or Interest is placed in a particular Class for purposes of voting on the Prepackaged Plan and receiving Distributions under the Prepackaged Plan only to the extent (i) the Claim or Interest qualifies within the description of that Class; (ii) the Claim or Interest is an Allowed Claim or Allowed Interest in that Class; and (iii) the Claim or Interest has not been paid, released, or otherwise compromised before the Effective Date. In accordance with section 1123(a)(1) of the Bankruptcy Code, all Claims and Interests except Administrative Claims and Priority Tax Claims are classified in the Classes set forth below.

15

C.	Unimpaired Classes

Classes 1, 2, 3, 4 and 6 are Unimpaired under the Prepackaged Plan. Under section 1126(f) of the Bankruptcy Code, Holders of Claims in Classes 1, 2, 3 and 4, and Holders of Common Interests in Class 6 are conclusively presumed to have accepted the Prepackaged Plan and are therefore not entitled to vote to accept or reject the Prepackaged Plan. Notwithstanding the foregoing, at the Confirmation Hearing the Debtor will make an evidentiary showing that the Prepackaged Plan does not discriminate unfairly and is fair and equitable with respect to Class 6 Common Interests in the Debtor.

D.	Impaired, Voting Classes

Class 5 is Impaired under the Prepackaged Plan and entitled to vote to accept or reject the Prepackaged Plan under section 1126(a) of the Bankruptcy Code.

E.	Treatment of Classes

1.	Treatment of Class 1 – Secured Claims

i.           Subclasses. If there is more than one Allowed Secured Claim, then each Allowed Secured Claim shall be classified in a separate subclass (to be designated 1A, 1B, 1C, etc.).

ii.          Impairment and Voting. Class 1 (and each sub-Class therein, as applicable) is Unimpaired by the Prepackaged Plan. Each Holder of a Secured Claim is not entitled to vote to accept or reject the Prepackaged Plan and shall be conclusively presumed to have accepted the Prepackaged Plan.

iii.         Treatment. Each Holder of an Allowed Secured Claim shall receive in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Secured Claim, as soon as reasonably practicable after the later of (a) the Effective Date, (b) the Allowance Date, (c) the date such Allowed Secured Claim becomes due and owing in the ordinary course of business, and (d) such date as is mutually agreed upon by the Debtor or the Reorganized Debtor and the Holder of such Allowed Secured Claim, either (i) at the sole discretion of the Debtor or the Reorganized Debtor, as applicable, (x) Cash equal to the unpaid portion of such Allowed Secured Claim, including any interest on such Allowed Secured Claim required to be paid pursuant to section 506(b) of the Bankruptcy Code, or (y) Reinstatement of such Allowed Secured Claim; or (ii) such other treatment as may be agreed to by the Debtor and the Holder of such Allowed Secured Claim in writing.

2.	Treatment of Class 2 – Priority Non-Tax Claims

i.           Impairment and Voting. Class 2 is Unimpaired by the Prepackaged Plan. Each Holder of a Priority Non-Tax Claim is not entitled to vote to accept or reject the Prepackaged Plan and shall be conclusively presumed to have accepted the Prepackaged Plan.

16

ii.          Treatment. Each Holder of an Allowed Priority Non-Tax Claim shall receive in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Priority Non-Tax Claim, as soon as reasonably practicable after the later of (a) the Effective Date, (b) the Allowance Date, (c) the date such Allowed Priority Non-Tax Claim becomes due and owing in the ordinary course of business, and (d) such date as is mutually agreed upon by the Debtor or the Reorganized Debtor and the Holder of such Allowed Priority Non-Tax Claim, either (i) at the sole discretion of the Debtor or the Reorganized Debtor, as applicable, (x) Cash equal to the unpaid portion of such Allowed Priority Non-Tax Claim or (y) Reinstatement of such Allowed Priority Non-Tax Claim; or (ii) such other treatment as may be agreed to by the Debtor and the Holder of such Allowed Priority Non-Tax Claim in writing.

3.	Treatment of Class 3 – General Unsecured Claims

i.           Impairment and Voting. Class 3 is Unimpaired by the Prepackaged Plan. Each Holder of a General Unsecured Claim is not entitled to vote to accept or reject the Prepackaged Plan and shall be conclusively presumed to have accepted the Prepackaged Plan.

ii.          Treatment. Each Holder of an Allowed General Unsecured Claim shall receive in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed General Unsecured Claim, as soon as reasonably practicable after the later of (a) the Effective Date, (b) the Allowance Date, (c) the date such Allowed General Unsecured Claim becomes due and owing in the ordinary course of business, and (d) such date as is mutually agreed upon by the Debtor or the Reorganized Debtor and the Holder of such Allowed General Unsecured Claim, either (a) at the sole discretion of the Debtor or the Reorganized Debtor, as applicable, (i) Cash equal to the unpaid portion of such Allowed General Unsecured Claim or (ii) Reinstatement of such Allowed General Unsecured Claim; or (b) such other treatment as may be agreed to by the Debtor and the Holder of such Allowed General Unsecured Claim in writing.

4.	Treatment of Class 4 – Subordinated Claims

i.           Impairment and Voting. Class 4 is Unimpaired by the Prepackaged Plan. Each Holder of a Subordinated Claim is not entitled to vote to accept or reject the Prepackaged Plan.

ii.          Treatment. Each Holder of an Allowed Subordinated Claim shall receive in full satisfaction, settlement, release, and discharge of and in exchange for such Subordinated Claim, as soon as reasonably practicable after the later of (a) the Effective Date, (b) the Allowance Date, and (c) such date as is mutually agreed upon by the Debtor or the Reorganized Debtor and the Holder of such Subordinated Claim, Cash equal to 100% of such Allowed Subordinated Claim or such other treatment as may be agreed to by the Debtor and the Holder of such Allowed General Unsecured Claim in writing.

5.	Treatment of Class 5 – Preferred Interests

i.           Impairment and Voting. Class 5 is Impaired by the Prepackaged Plan. Each Holder of a Preferred Interest is entitled to vote to accept or reject the Prepackaged Plan.

17

ii.          Treatment. Unless otherwise provided for in the Prepackaged Plan, on the Effective Date, the shares of preferred stock owned or held by Holders of Preferred Interests shall for all purposes be deemed cancelled, and the Holders of Preferred Interests shall receive their Pro Rata Share of (a) $2,672,233.78 in Cash consideration plus (b) 230,680 shares of New Common Stock or such other number of shares of New Common Stock that shall constitute, in total, 8% of the New Common Stock of the Reorganized Debtor (on a fully diluted basis); provided that no fractional shares of New Common Stock shall be issued, and any fractional share shall be rounded up or down to the nearest whole share.

6.	Treatment of Class 6 – Common Interests

i.           Impairment and Voting. Class 6 is Unimpaired by the Prepackaged Plan. Each Holder of Common Interests is not entitled to vote to accept or reject the Prepackaged Plan and shall be conclusively presumed to have accepted the Prepackaged Plan.

ii.          Treatment. On the Effective Date, the shares of common stock owned or held by Holders of Common Interests shall for all purposes be deemed cancelled, and the Holders of Common Interests shall be issued an equal number of shares of New Common Stock as more fully described in Article V.M of the Prepackaged Plan.

F.	Special Provision Governing Unimpaired Claims and Interests

Except as otherwise provided in the Prepackaged Plan, nothing under the Prepackaged Plan will affect the Debtor’s rights in respect of any Unimpaired Claims or Interests, including all rights in respect of legal and equitable defenses to or setoffs or recoupments against any such Unimpaired Claims or Interests, including the right to cure any arrearages or defaults that may exist with respect to Executory Contracts to be assumed under the Prepackaged Plan.

ARTICLE VII
Means for Execution and Implementation of the Prepackaged Plan

A.	Legally Binding Effect

Provisions of the Prepackaged Plan shall bind all Creditors and Interest Holders, including such Holders’ respective successors and assigns, whether or not they accept the Prepackaged Plan. On and after the Effective Date, all Creditors and Interest Holders shall be precluded and enjoined from asserting any Claim or Interest against the Debtor, the Reorganized Debtor, or its assets or properties based on any transaction or other activity of any kind that occurred prior to the Confirmation Date except as permitted under the Prepackaged Plan.

B.	Vesting of Property in the Reorganized Debtor

On the Effective Date, except as otherwise expressly provided in the Prepackaged Plan, title to all Estate property, including all Causes of Action, shall vest in the Reorganized Debtor free and clear of all Liens, Claims, charges or other encumbrances of any kind, except pursuant and subject to the terms and conditions of the SPA, the Loan Documents, or the SPA Ancillary Documents. On and after the occurrence of the Effective Date, except as otherwise provided in the Prepackaged Plan, the Reorganized Debtor may operate its business and may use, acquire, and dispose of its assets free of any restrictions of the Bankruptcy Code or Bankruptcy Rules. Without limiting the foregoing, the Reorganized Debtor may pay the charges that it incurs on or after the Effective Date for professionals’ fees, disbursements, expenses or related support services without application to the Bankruptcy Court.

18

C.	Operations Between the Confirmation Date and Effective Date

During the period from the Confirmation Date through and until the Effective Date, the Debtor may continue to operate its business as debtor in possession, subject to all applicable orders of the Bankruptcy Court and any limitations or agreements set forth in the 210 RSA.

D.	Corporate Action

The entry of the Confirmation Order shall constitute authorization for the Debtor and the Reorganized Debtor to take or cause to be taken all corporate actions necessary or appropriate to implement all provisions of, and to consummate, the Prepackaged Plan, the SPA, the Loan Documents, and the SPA Ancillary Documents prior to, on and after the Effective Date and all such actions taken or caused to be taken shall be deemed to have been authorized and approved by the Bankruptcy Court without further approval, act or action under any applicable law, order, rule or regulation, including, without limitation, any action required by the Holders of Interests, officers, or directors of the Debtor or Reorganized Debtor, including, among other things: (1) the approval and effectiveness of the New Organizational Documents; (2) the issuance of the 210 Common Stock pursuant to the SPA; (3) the issuance of New Common Stock to Holders of Preferred Interests and Common Interests; (4) the execution and delivery of, and performance under the SPA, the Loan Documents, and the SPA Ancillary Documents and the incurrence of indebtedness and obligations thereunder; (5) all transfers of assets that are to occur pursuant to the Prepackaged Plan; (6) the incurrence of all obligations contemplated by the Prepackaged Plan and the making of Distributions; and (7) the implementation of all settlements and compromises as set forth in or contemplated by the Prepackaged Plan. On the Effective Date, the officers of the Debtor and the Reorganized Debtor are authorized and directed to do all things and to execute and deliver all agreements, documents, instruments, notices and certificates as are contemplated by the Prepackaged Plan and to take all necessary actions required in connection therewith, in the name of and on behalf of the Debtor and the Reorganized Debtor, as applicable. The authorizations and approvals contemplated by Article V of the Prepackaged Plan shall be effective notwithstanding any requirements under non-bankruptcy law.

E.	Governance Documents and Corporate Existence

Except as otherwise provided in the Prepackaged Plan, the Debtor shall continue to exist after the Effective Date as the Reorganized Debtor in accordance with the applicable laws of the jurisdiction in which it is incorporated or formed and pursuant to the charter and by-laws (or other formation documents) in effect prior to the Effective Date, except to the extent such charter and by-laws (or other formation documents) are amended under the Prepackaged Plan or otherwise, and to the extent such documents are amended, such documents are deemed to be amended pursuant to the Prepackaged Plan and require no further action or approval (other than any requisite filings required under applicable state or federal law).

19

F.	Restructuring Transactions

On the Effective Date, the following transactions and the transactions identified in Article V.H of the Prepackaged Plan (the “Restructuring Transactions”) shall be effectuated:

1.           New Organizational Documents. In accordance with Article V.D of the Prepackaged Plan, on or immediately prior to the Effective Date, the New Organizational Documents shall be adopted as may be necessary to effectuate the transactions contemplated by the Prepackaged Plan. The Debtor shall file its New Organizational Documents with the Delaware Secretary of State and/or other applicable authorities in accordance with applicable corporate laws. The New Organizational Documents shall, among other things, prohibit the issuance of non-voting Equity Securities, to the extent required under section 1123(a)(6) of the Bankruptcy Code. After the Effective Date, the Reorganized Debtor may amend and restate its New Organizational Documents and other constituent documents as permitted by the terms thereof and applicable law.

2.           SPA Closing. Subject to and in accordance with the terms and conditions of the SPA, the closing on the SPA shall occur. 210 shall wire the SPA Purchase Consideration to the Debtor, and the Debtor shall immediately take all actions necessary to effectuate the transfer of the 210 Common Stock to 210, including by delivering irrevocable instructions to AST instructing AST to deliver a stock certificate to 210 evidencing the purchased 210 Common Stock. All of the 210 Common Stock issued pursuant to the SPA and the Prepackaged Plan shall be duly authorized, validly issued, fully paid, and nonassessable, and shall be subject to the terms and conditions of the New Organizational Documents.

5.           Execution of Loan Agreement. The Debtor and 210 shall execute the Loan Agreement, any other applicable Loan Documents, and any related agreements without the need for any further corporate or other organizational action and without further action by or approval of the Bankruptcy Court.

6.           Execution of SPA Ancillary Documents. The Debtor and 210, as applicable, shall execute the remaining SPA Ancillary Documents for which the necessary conditions as provided in the SPA, the Prepackaged Plan, and Confirmation Order shall have occurred.

7.            Cancellation of common and preferred stock in the Debtor and Issuance of New Common Stock in the Reorganized Debtor. The actions identified in Article V.M of the Prepackaged Plan shall be implemented in the order as set forth therein.

8.           Director and Officer Changes. The actions identified in Article V.H of the Prepackaged Plan shall be implemented as set forth therein.

20

G.	Sources of Cash for Prepackaged Plan Distributions

All Cash necessary for the Debtor to make Distributions under the Prepackaged Plan shall be obtained from the Debtor’s existing Cash balances, the SPA Purchase Consideration, or the liquidation of property of the Estate.

H.	Directors and Officers of the Reorganized Debtor

1.           On the Effective Date, all of the Debtor’s then-existing directors, except for the Continuing Directors, shall voluntarily resign. The Continuing Directors shall stand for re-election to the Reorganized Debtor’s board of directors in 2018 at the Reorganized Debtor’s annual meeting of shareholders.

2.           On the Effective Date, the board of the Reorganized Debtor shall be fixed at five (5) directors, and, in addition to the Continuing Directors, the 210 Directors shall be appointed to the board of directors of the Reorganized Debtor. The 210 Designees shall stand for re-election to the Reorganized Debtor’s board of directors in 2018 at the Reorganized Debtor’s annual meeting of shareholders.

3.           On the Effective Date, the Continuing Directors and the 210 Directors shall nominate a fifth director, which director shall be an “Independent” director as defined by the NASDAQ, and subject to the affirmative vote of a majority of the four directors, consisting of the 210 Designees and the Continuing Directors, such independent director shall be appointed as the fifth member of the Reorganized Debtor’s board of directors. The independent director shall stand for re-election to the Reorganized Debtor’s board of directors in 2018 at the Reorganized Debtor’s annual meeting of shareholders.

4.           On the Effective Date, the Continuing Officers shall continue with the Reorganized Debtor.

I.	Disclosure of Directors and Officers

Pursuant to section 1129(a)(5) of the Bankruptcy Code, the identity and affiliations of any person designated to serve on the initial board of directors of the Reorganized Debtor or as an officer of the Reorganized Debtor will be disclosed in the Plan Supplement. To the extent such Person is an insider, the nature of any compensation payable to such Person will also be included in the Plan Supplement.

J.	D&O Liability Insurance Policies

The Debtor or the Reorganized Debtor, as the case may be, shall purchase and maintain director and officer liability insurance coverage for officers and directors of the Reorganized Debtor, including reasonably sufficient tail coverage (i.e., directors’ and officers’ insurance coverage that extends beyond the end of the policy period) for any director and officer liability policies in effect on the Petition Date for the Debtor’s current and former directors, officers, and managers for such terms or periods of time, to be reasonable under the circumstances. All such policies shall be acceptable to 210 and the 210 Directors in all respects and shall not be cancelable by the Reorganized Debtor without prior unanimous approval by the board of directors of the Reorganized Debtor.

21

K.	New Indemnification Agreements

The Reorganized Debtor shall enter into the Indemnification Agreements, in a form and substance satisfactory to the directors of the Reorganized Debtor, with each of the directors of the Reorganized Debtor, including the 210 Directors, in the form to be included in the Plan Supplement.

L.	Derivative Litigation Claims

Claims or Causes of Action derivative of or from the Debtor are Estate property under section 541 of the Bankruptcy Code. On and after the Effective Date, all such Derivative Litigation Claims, regardless of whether pending on the Petition Date, shall be retained by, vest in, and/or become property of the Reorganized Debtor. All named plaintiffs (including certified and uncertified classes of plaintiffs) in any actions pending on the Effective Date relating to any Derivative Litigation Claims and their respective servants, agents, attorneys, and representatives shall, on and after the Effective Date, be permanently enjoined, stayed, and restrained from pursuing or prosecuting any Derivative Litigation Claim.

M.	Cancellation of Interests in the Debtor and Issuance of New Common Stock in the Reorganized Debtor

At 4:00 p.m., Eastern Time, on the Effective Date, all issued and outstanding Interests, including all shares of preferred and common stock in the Debtor, (other than the shares issued pursuant to the SPA) shall be deemed cancelled pursuant to the terms of the Prepackaged Plan and Confirmation Order without the need for any further action on the part of the Debtor, the Reorganized Debtor, the stockholders or their respective agents. Immediately thereafter, shares of New Common Stock issued by the Reorganized Debtor shall be deemed issued to each of the holders of cancelled shares as of 4:00 p.m., Eastern Time, on the Effective Date, such that each cancelled share shall be replaced as set forth in Article IV.E and F, as applicable, in the same names as are outstanding immediately prior to 4:00 p.m., Eastern Time, on the Distribution Record Date. For the avoidance of doubt, the total number of newly issued and outstanding shares of New Common Stock in the Reorganized Debtor shall be equal to the number of shares of common stock in the Debtor that are cancelled pursuant to Articles IV.F and V.M of the Prepackaged Plan plus the number of shares of New Common Stock issued to Holders of Allowed Preferred Interests pursuant to Article IV.E of the Prepackaged Plan plus the number of shares of New Common Stock issued pursuant to the SPA. All of the New Common Stock shall be duly authorized, validly issued, fully paid, and nonassessable, and shall be subject to the terms and conditions of the Reorganized Debtor’s New Organizational Documents, including, without limitation, the charter and the transfer restrictions contained therein. All New Common Stock shall be deemed issued as of 4:00 p.m., Eastern Time, on the Effective Date regardless of the date on which the shares of New Common Stock are actually distributed. In connection with the shares of New Common Stock to be issued to DTC pursuant to the Prepackaged Plan in exchange for shares of preferred or common stock in the Debtor held by DTC immediately prior to 4:00 p.m., Eastern Time, on the Effective Date, the Reorganized Debtor need not provide any further evidence to DTC other than the Prepackaged Plan or the Confirmation Order.

22

N.	Bankruptcy Code Section 1145 Exemption

To the extent provided in section 1145 of the Bankruptcy Code and under applicable nonbankruptcy law, the issuance under the Prepackaged Plan of the New Common Stock to the Holders of Class 5 Interests shall be exempt from registration under the Securities Act; all rules and regulations promulgated thereunder; any state or local law requiring registration prior to the offering, issuance, distribution, or sale of securities; and shall be freely tradeable by the holders of the New Common Stock, except to the extent prohibited by the charter.

O.	Conditions to Occurrence of the Effective Date

The Prepackaged Plan shall not be effective, and the Effective Date shall not occur, unless and until the following conditions shall have been satisfied or waived in accordance with Article XIV.B of the Prepackaged Plan:

1.           The Bankruptcy Court shall have entered the Confirmation Order in form and substance satisfactory to the Debtor and 210, and such Confirmation Order shall have become a Final Order.

2.           The Bankruptcy Court shall have entered the Subordinated Claims Cap Order in form and substance satisfactory to the Debtor and 210, and such order shall have become a Final Order.

3.           Neither the 210 RSA nor the Wolverine RSA shall have been terminated pursuant to the terms thereof.

4.           The aggregate amount of Cure Claims that are not subject to an objection shall not exceed $30,000 as of the Effective Date.

5.           As of the Effective Date, the aggregate amount of (a) Claims listed on the Debtor’s Schedules that are not designated as disputed, contingent, or unliquidated and (b) Proofs of Claim filed that (i) are not duplicative of a Claim listed on the Schedules or (ii) have not been disallowed pursuant to a Final Order, shall not exceed $50,000.

6.           The Loan Documents shall have been executed and delivered by the respective parties thereto, and all conditions precedent to the effectiveness of such documents shall have been satisfied or shall have been waived by 210 in its sole discretion.

7.           The SPA and SPA Ancillary Documents shall have been executed and delivered by the respective parties thereto, and all conditions precedent to the effectiveness of such documents shall have been satisfied or shall have been waived by 210 in its sole discretion.

8.           All other corporate documents necessary or appropriate to the implementation of the Prepackaged Plan, the 210 RSA, the Wolverine RSA, and/or the SPA shall have been executed, delivered, and where applicable, filed with the appropriate governmental authorities.

23

ARTICLE VIII
Treatment of Executory Contracts and Unexpired Leases

A.	Assumption and Rejection of Executory Contracts and Unexpired Leases

1.	Assumed Executory Contracts and Unexpired Leases

Except as otherwise specifically provided herein, or in any contract, instrument, release, indenture or other agreement or document entered into in connection with the Prepackaged Plan, as of the Effective Date, the Reorganized Debtor shall be deemed to have assumed each Executory Contract and Unexpired Lease to which the Reorganized Debtor is a party, unless such contract or lease (i) was previously assumed or rejected by the Debtor, (ii) was previously expired or terminated pursuant to its own terms, (iii) is the subject of a motion to reject filed by the Debtor on or before the Confirmation Date, (iv) is the subject of a motion to assume and assign on or before the Confirmation Date, or (v) is a Rejected Executory Contract as set forth on Exhibit E of the Prepackaged Plan or otherwise included in the Plan Supplement.

Unless otherwise specified, each Executory Contract and Unexpired Lease shall include any and all modifications, amendments, supplements, restatements or other agreements made directly or indirectly by any agreement, instrument or other document that in any manner affects such executory contract or unexpired lease, without regard to whether such agreement, instrument or other document is listed on Exhibit E or F of the Prepackaged Plan or otherwise included in the Plan Supplement.

At any time prior to the Effective Date, the Debtor, with the consent of 210, may determine to include or exclude any Executory Contract or Unexpired Lease from the list of Rejected Executory Contracts set forth on Exhibit E of the Prepackaged Plan or otherwise included in the Plan Supplement. The Debtor or Reorganized Debtor, as applicable, shall notify the non-Debtor party or parties to such Executory Contracts or Unexpired Leases by written notice as soon as practicable after such determination.

2.	Rejection of Certain Executory Contracts and Unexpired Leases

All Rejected Executory Contracts shall be rejected as of the Confirmation Date (which rejection shall be effective on the Effective Date), and such Rejected Executory Contracts shall no longer represent the binding obligations of the Reorganized Debtor after the Effective Date. Entry of the Confirmation Order shall constitute approval of such rejections under sections 365 and 1123 of the Bankruptcy Code. For the avoidance of doubt, the Debtor shall reject all Warrant/Option Contracts effective as of the Effective Date.

3.	Limitation of Rejection Damages Arising from Rejected Warrant/Options Contracts

The Debtor shall file a motion requesting entry of the Subordinated Claims Cap Order and seek a hearing on such motion no later than the Confirmation Hearing. The Debtor shall serve notice of such motion, the objection deadline, and the hearing related thereto, on all counterparties to Warrant/Option Contracts.

24

B.	Proposed Cure Claim Amounts

The Proposed Cure Claim Disclosure contains the Proposed Cure Amount for each Assumed Executory Contract.

1.	Objections to Assumption or Proposed Cure Claim Amounts

Any objection to assumption of an Assumed Executory Contract or a Proposed Cure Claim Amount shall be filed with the Bankruptcy Court, and a copy served on the Debtor, on or before the Proposed Cure Claim Objection Deadline.

2.	Failure to Object to a Proposed Cure Claim Amount

If the non-Debtor party to an Assumed Executory Contract does not file an objection to the assumption or Proposed Cure Claim Amount related to such Assumed Executory Contract, the Assumed Executory Contract shall be deemed to be assumed effective on the Effective Date, and the Proposed Cure Claim Amount shall be deemed the Allowed Amount of the Cure Claim related to such Assumed Executory Contract.

3.	Resolution of Objection to Proposed Cure Claim Amount

If an objection is filed to a Proposed Cure Claim Amount by the Proposed Cure Claim Objection Deadline, the Allowed Amount of the Cure Claim related to such Assumed Executory Contract shall be determined by agreement of the parties to such Assumed Executory Contract or by subsequent order of the Bankruptcy Court.

4.	Deemed Assumption Subject to Revocation

At the option of the Reorganized Debtor, an Assumed Executory Contract for which the associated Proposed Cure Claim Amount is subject to an objection will be deemed assumed by the Reorganized Debtor effective on the Effective Date; provided, however, the Reorganized Debtor may revoke an assumption of any such Executory Contract or Unexpired Lease within twenty (20) days after the later of (i) the Effective Date, or (ii) entry of an order by the Bankruptcy Court adjudicating the objection to the Proposed Cure Claim Amount related to such Executory Contract or Unexpired Lease, by filing a notice of such revocation with the Bankruptcy Court and serving a copy on the party(ies) whose Executory Contract or Unexpired Lease is rejected. Any Executory Contract or Unexpired Lease identified in such revocation notice shall be deemed rejected retroactively as of the Effective Date. Any party whose Executory Contract or Unexpired Lease is rejected pursuant to a revocation notice may file a Claim arising out of such rejection within thirty (30) days after such revocation notice is filed with the Bankruptcy Court, and any such Claim not filed by that deadline shall be discharged and forever barred. The Reorganized Debtor shall have the right to object to any such rejection Claim.

25

5.	Payment of Cure Claims

Within ten (10) Business Days after the Effective Date, the Reorganized Debtor shall pay all Allowed Cure Claims that are not subject to an objection. The Reorganized Debtor shall pay all Cure Claims that are subject to an objection within twenty (20) days of the later of the (a) Effective Date, and (b) the Allowance Date.

C.	Rejection Damages Bar Date

Except as otherwise provided for in an order of the Bankruptcy Court, any Claim arising out of the rejection of an Executory Contract or Unexpired Lease pursuant to the Confirmation Order or prior order of the Bankruptcy Court must be filed with the Bankruptcy Court on or before the Rejection Claim Bar Date, and shall be served on counsel for the Reorganized Debtor. Any such Claims not filed by the Rejection Claim Bar Date shall be discharged and forever barred. Each Allowed Claim arising from the rejection of an Executory Contract or Unexpired Lease shall be treated as an Allowed General Unsecured Claim. The Bankruptcy Court shall determine the amount, if any, of a Claim of any Person seeking damages arising from the rejection of any Executory Contract or Unexpired Lease.

D.	Reservation of Rights

Neither the exclusion nor inclusion of any contract or lease by the Debtor on any exhibit to the Prepackaged Plan, nor anything contained in the Prepackaged Plan, shall constitute an admission by the Debtor or the Reorganized Debtor that any such contract or lease is or is not in fact an Executory Contract or Unexpired Lease or that the Debtor or the Reorganized Debtor has any liability under such Executory Contract or Unexpired Lease. Nothing in the Prepackaged Plan shall waive, excuse, limit, diminish, or otherwise alter any of the defenses, claims, Causes of Action, or other rights of the Debtor or the Reorganized Debtor under any Executory Contract or non-Executory Contract or any Unexpired Lease or expired lease. Nothing in the Prepackaged Plan shall increase, augment, or add to any of the duties, obligations, responsibilities, or liabilities of the Debtor or the Reorganized Debtor under any Executory Contract or non-Executory Contract or any Unexpired Lease or expired lease.

E.	Dispute Regarding Executory Nature of Contracts

If there is a dispute regarding whether a contract or lease is or was an Executory Contract or Unexpired Lease at the time of assumption or rejection, then the Reorganized Debtor shall have thirty (30) days following entry of a Final Order resolving such dispute to amend its decision to assume or reject such contract or lease.

F.	Postpetition Contracts and Leases

Subsequent to the Petition Date, the Debtor shall not enter any contracts, agreements or leases without the consent of 210. Any such contract, agreement or lease entered into pursuant to the terms of Article VI.F of the Prepackaged Plan shall be deemed assigned by the Debtor to the Reorganized Debtor, as applicable, on the Effective Date, and may be performed by the Reorganized Debtor in the ordinary course of business.

26

ARTICLE IX
Settlement, Release, Injunction and Related Provisions

A.	Comprehensive Settlement of Claims and Controversies

As set forth herein, the Prepackaged Plan embodies an overall negotiated settlement of numerous Claims and issues pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019 and in consideration for the Distributions and other benefits provided under the Prepackaged Plan. Except with respect to the Causes of Action retained pursuant to Article X of the Prepackaged Plan, the provisions of the Prepackaged Plan shall constitute a good faith compromise and settlement of all Claims or controversies relating to the rights that a Holder of a Claim or Interest may have with respect to any Allowed Claim or Allowed Interest against the Debtor or any Distribution to be made pursuant to the Prepackaged Plan on account of any Allowed Claim or Allowed Interest against the Debtor. The entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, as of the Effective Date, of the compromise or settlement of all such claims or controversies and the Bankruptcy Court’s finding that all such compromises or settlements are in the best interests of (i) the Debtor, the Reorganized Debtor and the Estate, and (ii) the Claim and Interest Holders, and are fair, equitable, and reasonable.

B.	Indemnities

Notwithstanding anything to the contrary herein, any and all obligations of the Debtor to indemnify and hold harmless its current and former directors, officers, agents and employees, whether arising under the Debtor’s constituent documents, contract, law or equity, shall be assumed by, and enforceable against, the Reorganized Debtor upon the occurrence of the Effective Date with the same effect as though such obligations constituted Executory Contracts that are assumed under section 365 of the Bankruptcy Code, and all such obligations shall be fully enforceable on their terms from and after the Effective Date.

C.	210 Release

As of the Effective Date, for good and valuable consideration, the Debtor and Reorganized Debtor shall be deemed to release and forever waive and discharge claims, interests, obligations, rights, suits, damages, losses, costs and expenses, actions, Causes of Action, remedies, and liabilities of any kind or character whatsoever, whether known or unknown, foreseen or unforeseen, liquidated or unliquidated, suspected or unsuspected, matured or unmatured, fixed or contingent, existing or hereafter arising, in law, equity or otherwise that are based in whole or part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtor, the Chapter 11 Case, the Prepackaged Plan or the Disclosure Statement, or any prepetition claim that could have been asserted by or on behalf of the Debtor or its Estate or the Reorganized Debtor against 210, and any of its respective current and former affiliates, officers, directors, professionals, advisors, accountants, attorneys, investment bankers, consultants, employees, agents and other representatives (but solely in their capacity as such), including, but not limited to, all Avoidance Actions; provided, however, that 210 shall not be released under this subsection for any claim or Cause of Action arising as a result of 210’s (i) bad faith; (ii) actual fraud; (iii) willful misconduct; or (iv) gross negligence, each as determined by a Final Order of a court of competent jurisdiction.

27

D.	Debtor Officer and Director Release

As of the Effective Date, for good and valuable consideration, the Debtor and Reorganized Debtor shall be deemed to release and forever waive and discharge claims, interests, obligations, rights, suits, damages, losses, costs and expenses, actions, Causes of Action, remedies, and liabilities of any kind or character whatsoever, whether known or unknown, foreseen or unforeseen, liquidated or unliquidated, suspected or unsuspected, matured or unmatured, fixed or contingent, existing or hereafter arising, in law, equity or otherwise that are based in whole or part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtor, the Chapter 11 Case, the Prepackaged Plan or the Disclosure Statement, or any prepetition claim that could have been asserted by or on behalf of the Debtor or its Estate or the Reorganized Debtor against Richard K. Coleman, Jr., Jennifer Crane, Mark Hood, Robert G. Pearse, Hannah Bible, Don Pearce, and Jeff Eberwein (each of the foregoing, a “Released Party”), including, but not limited to, all Avoidance Actions; provided, however, that the Released Parties shall not be released under this subsection for any claim or Cause of Action arising as a result of such Released Party’s (i) bad faith; (ii) actual fraud; (iii) willful misconduct; or (iv) gross negligence, each as determined by a Final Order of a court of competent jurisdiction.

E.	Discharge and Discharge Injunction

Except as otherwise provided in the Prepackaged Plan, the rights granted in the Prepackaged Plan and the treatment of all Claims and Interests shall be in exchange for, and in complete satisfaction, discharge, and release of, all Claims and Interests of any nature whatsoever against the Debtor, the Reorganized Debtor, and any of the Estate property, whether such Claims or Interests arose before or during the Chapter 11 Case or in connection with implementation of the Prepackaged Plan. Except as otherwise provided in the Prepackaged Plan, on the Effective Date, each of the Debtor and the Reorganized Debtor shall be discharged and released from any and all Claims and Interests, including demands and liabilities that arose before the Effective Date, and all debts of the kind specified in sections 502(g), 502(h), or 502(i) of the Bankruptcy Code, regardless of whether (i) a Proof of Claim evidencing such debt was filed or deemed filed under section 501 of the Bankruptcy Code; (ii) a Claim based on such debt is allowed under section 502 of the Bankruptcy Code; or (iii) the Holder of a Claim or Interest based on such debt has accepted the Prepackaged Plan. Except as otherwise provided in the Prepackaged Plan, the Confirmation Order shall be a judicial determination of discharge of all liabilities of the Debtor. Pursuant to section 524 of the Bankruptcy Code and any other applicable section of the Bankruptcy Code, the discharge granted under this section shall void any judgment against the Debtor at any time obtained (to the extent it relates to a discharged Claim or Interest), and operates as an injunction against the prosecution of any action against the Reorganized Debtor or the Estate property (to the extent it relates to a discharged Claim or Interest).

28

F.	Enjoining Holders of Claims Against and Interests in Debtor

Except as otherwise expressly provided in the Prepackaged Plan, after the Effective Date, all Persons who have been, are, or may be Holders of Claims against or Interests in the Debtor arising on or before the Effective Date shall be enjoined from taking any of the following actions against or affecting the Debtor, the Reorganized Debtor, its Estate, and Estate property in regard of such Claims or Interests (other than actions brought to enforce any rights or obligations under the Prepackaged Plan) to the fullest extent provided under section 524 of the Bankruptcy Code or any other applicable section of the Bankruptcy Code:

1.           commencing, conducting, or continuing in any manner, directly or indirectly, any suit, action, or other proceeding of any kind against the Reorganized Debtor, the Debtor, its Estate, or Estate property (including, all suits, actions, and proceedings that are pending on the Effective Date, which shall be deemed withdrawn and dismissed with prejudice);

2.           enforcing, levying, attaching, collecting, or otherwise recovering by any manner or means, directly or indirectly, any judgment, award, decree, or order against the Reorganized Debtor, the Debtor, its Estate, or Estate property;

3.           creating, perfecting, or otherwise enforcing in any manner, directly or indirectly, any Lien against the Reorganized Debtor, the Debtor, its Estate, or Estate property;

4.           asserting any right of subrogation, setoff, or recoupment of any kind, directly or indirectly, against any obligation due the Reorganized Debtor, the Debtor its Estate, or Estate property; and

5.           proceeding in any manner and in any place whatsoever that does not conform to or comply with the provisions of the Prepackaged Plan.

G.	Integral to the Prepackaged Plan

Each of the discharges and injunctions provided in Article X of the Prepackaged Plan is an integral part of the Prepackaged Plan and is essential to its implementation. Each of the Protected Parties, the Released Parties, and any other parties protected by the releases and exculpations set forth in Article X of the Prepackaged Plan shall have the right to independently seek the enforcement of the releases and exculpations set forth in Article X of the Prepackaged Plan.

ARTICLE X
Retention of Causes of Action

A.	Reorganized Debtor’s Preservation, Retention and Maintenance of Causes of Action

Except as otherwise provided in the Prepackaged Plan, or in any contract, instrument, release, or other agreement entered into in connection with the Prepackaged Plan, in accordance with section 1123(b)(3) of the Bankruptcy Code, the Reorganized Debtor shall retain and shall have the exclusive right, authority, and discretion to (without further order of the Bankruptcy Court) determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, or withdraw, or litigate to judgment any and all Causes of Action that the Debtor or the Estate may hold against any Person, whether arising before or after the Petition Date. The Debtor reserves and shall retain the foregoing Causes of Action notwithstanding the rejection of any Executory Contract or Unexpired Lease during the Chapter 11 Case.

29

B.	Preservation of All Causes of Action Not Expressly Settled or Released

No Person may rely on the absence of a specific reference in the Prepackaged Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against it as any indication that the Debtor or the Reorganized Debtor, as applicable, will not pursue any and all available Causes of Action against it. The Debtor or the Reorganized Debtor, as applicable, expressly reserve all rights to prosecute any and all Causes of Action against any Person, except as otherwise expressly provided in the Prepackaged Plan. Unless a Cause of Action is expressly waived, relinquished, released, compromised or settled in the Prepackaged Plan or any Final Order, the Debtor expressly reserves such Cause of Action (including any counterclaims) for later adjudication by the Reorganized Debtor. Therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, waiver, estoppel (judicial, equitable or otherwise) or laches shall apply to such Causes of Action (including counterclaims) on or after the Confirmation of the Prepackaged Plan.

ARTICLE XI
Financial Projections, Feasibility and Risks

A.	Financial Projections and Feasibility

The Debtor has analyzed its ability to meet its obligations under the Prepackaged Plan and it believes that it will be able to make all payments required under the Prepackaged Plan. The Debtor further believes that Confirmation of the Prepackaged Plan is not likely to be followed by a liquidation or need for further restructuring.

Creditors and other interested parties should see the below “Other Risks Related to the Debtor’s and Reorganized Debtor’s Business” for a discussion of certain factors that may affect the future financial performance of the Reorganized Debtor.

B.           Risks Associated with the Plan

Both the Confirmation and consummation of the Prepackaged Plan are subject to a number of risks. Although there are many risk factors discussed below, these factors should not be regarded as constituting the only risks present in connection with the Plan and its implementation. Specifically, there are certain risks inherent in the reorganization process under the Bankruptcy Code. If certain standards set forth in the Bankruptcy Code are not met, the Bankruptcy Court will not confirm the Prepackaged Plan even if the Holders of Claims and Interests entitled to vote accept the Plan or are deemed to accept the Plan. Although the Debtor believes that the Plan meets such standards, there can be no assurance that the Bankruptcy Court will reach the same conclusion. If the Bankruptcy Court were to determine that such requirements were not met, it could require the Debtor to solicit additional acceptances, which could delay and/or jeopardize Confirmation of the Prepackaged Plan. The Debtor believes that Bankruptcy Court will confirm the Prepackaged Plan. The Debtor, however, cannot assure that modifications of the Prepackaged Plan will not be required to obtain Confirmation of the Prepackaged Plan, or that such modifications will not require additional solicitation of acceptances. If the Prepackaged Plan is not confirmed in a timely manner, it is unclear whether the restructuring of the Debtor’s indebtedness contemplated thereby could be implemented and what Holders of Claims and Interests would ultimately receive in respect of their Claims and Interests. Moreover, non-Confirmation of the Prepackaged Plan could result in an extended Chapter 11 Case, which could have a negative effect on the Debtor’s business operations.

30

Even if the Prepackaged Plan is Confirmed, the Debtor will continue to face a number risks, including certain risks that are beyond its control, such as further deterioration or other changes in economic conditions, changes in the industry, or a change of control event negatively impacting its Tax Attributes. Although the Debtor believes that the Effective Date may occur quickly after the Confirmation Date, there can be no assurance as to such timing or as to whether the Effective Date will, in fact, occur.

C.	Other Risks Related to the Debtor’s and Reorganized Debtor’s Business

For the duration of the Chapter 11 Case, the Debtor’s ability to operate, develop, and execute a business plan, and continue as a going concern, will be subject to the risks and uncertainties associated with bankruptcy. These risks include , among others, the Debtor’s ability to (a) develop, confirm, and consummate the restructuring transactions specified in the Prepackaged Plan or an alternative restructuring transaction; (b) obtain Bankruptcy Court approval with respect to motions filed in the Chapter 11 Case from time to time; (c) maintain relationships with suppliers and service providers; and (d) maintain contracts that are critical to the Debtor’s operations. These risks and uncertainties could affect the Debtor’s business and operations in various ways. In addition, the Debtor will need the prior approval of the Bankruptcy Court for transactions outside the ordinary course of business, which may limit the Debtor’s ability to respond timely to certain events or take advantage of certain opportunities. Because of the risks and uncertainties associated with the Chapter 11 Case, the Debtor cannot accurately predict or quantify the ultimate impact of events that occur during the Chapter 11 Case that may be inconsistent with the Debtor’s Strategy.

ARTICLE XII
Alternatives to Plan and Liquidation Analysis

There are three possible consequences if the Prepackaged Plan is rejected or if the Bankruptcy Court refuses to confirm the Plan: (a) the Bankruptcy Court could dismiss the Chapter 11 Case, (b) the Chapter 11 Case could be converted to a liquidation case under chapter 7 of the Bankruptcy Code, or (c) the Bankruptcy Court could consider an alternative plan of reorganization proposed by the Debtor or some other party.

A.	Dismissal

If the Chapter 11 Case were to be dismissed, the Debtor would no longer have the protection of the Bankruptcy Court and the applicable provisions of the Bankruptcy Code. Dismissal could force a race among Creditors to take over and dispose of the Debtor’s available assets. Even the most diligent unsecured Creditors may fail to fully recover on account of their Claims.

31

B.	Chapter 7 Liquidation

A straight liquidation bankruptcy, or chapter 7 case, requires liquidation of the bankruptcy debtor’s assets by an impartial trustee. In a chapter 7 case, the amount unsecured creditors and shareholders receive (if any) depends on the net assets available after all assets of the debtor have been reduced to cash. The cash realized from liquidation of the debtor’s assets would be distributed to creditors and other stakeholders in accordance with the order of distribution prescribed in section 507 of the Bankruptcy Code.

If the Prepackaged Plan is not Confirmed, the Chapter 11 Case may be converted to a case under chapter 7 of the Bankruptcy Code, in which case a trustee would be appointed to liquidate the Debtor’s assets for distribution to Creditors and other stakeholders in accordance with the priorities established by the Bankruptcy Code. Under chapter 7, Secured Claims, Administrative Claims, Priority Non-Tax Claims, and Priority Tax Claims are entitled to be paid in full before Holders of General Unsecured Claims receive any distribution. All Creditors must be paid in full before Holders of Interests are entitled to receive any distribution.

If the Chapter 11 Case is converted to a case under chapter 7, the present Administrative Claims may have a priority lower than priority claims generated by the respective chapter 7 case, such as the chapter 7 trustee’s fees or the fees of attorneys, accountants and other professionals engaged by the trustee.

If the Chapter 11 Case is converted, the Bankruptcy Court would appoint a trustee to liquidate the Debtor’s property and assets and distribute the proceeds to Creditors and other stakeholders in accordance with the Bankruptcy Code’s priority scheme. It is likely that the chapter 7 trustee would have little or no experience or knowledge of the Debtor’s business or its records or assets. A substantial period of education would be required in order for any chapter 7 trustee to wind the case up effectively.

The chapter 7 trustee would be entitled to receive the compensation allowed under section 326 of the Bankruptcy Code. The trustee’s compensation is based on 25% of the first $5,000 or less; 10% of any amount in excess of $5,000 but not in excess of $50,000; 5% of any amount in excess of $50,000 but not in excess of $1 million; and reasonable compensation not to exceed 3% of any amount in excess of $1 million, on all funds disbursed or turned over in the bankruptcy case by the trustee to parties in interest (excluding the Debtor, but including the holders of Secured Claims). The trustee’s compensation would be paid as a cost of administration of the chapter 7 estate and may have priority over the costs and expenses incurred in the Chapter 11 Case and any payment to unsecured Creditors.

It is also likely that the chapter 7 trustee would retain his or her own professionals (including attorneys and financial advisors) whose fees would also constitute priority Claims in the chapter 7 case, with a priority that may be higher than those Claims arising as part of the administration of the Chapter 11 Case.

32

The Debtor believes that liquidation under chapter 7 would result in smaller distributions being made to the Holders of Claims than the full recovery provided for in the Prepackaged Plan. As previously noted, conversion to chapter 7 would give rise to (a) additional administrative expenses involved in the appointment of a trustee and attorneys and other professionals to assist such trustee and (b) additional expenses and Claims, some of which would be entitled to priority, that would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the Debtor’s operations. In a chapter 7 liquidation, it is very possible that Holders of General Unsecured Claims would receive greatly diminished recovery on their Claims and that Holders of Interests would not receive any distribution on account of their Interests in the Debtor.

C.	Alternative Plan

If an alternative plan were proposed, it would likely propose a sale of assets and a liquidation of the Debtor and the distribution of resulting Cash to the Holders of Claims, or an internal restructuring similar to that contemplated in the Prepackaged Plan. In comparison to the Prepackaged Plan, such an alternative plan would likely not provide any greater return to Creditors and Interest Holders and any return could be even less, due to the additional time and expense necessary to obtain approval of an alternative plan.

ARTICLE XIII
Certain United States Federal Income Tax
Consequences of the Prepackaged Plan

The following discussion summarizes certain material U.S. federal income tax consequences of the Prepackaged Plan relevant to the Debtor, Creditors and Interest Holders. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Revenue Code”), Treasury Regulations thereunder, judicial decisions, and published rulings and pronouncements of the IRS in effect on the date of this Disclosure Statement. Changes in these rules, or new interpretations of these rules, may have retroactive effect and could significantly affect the federal income tax consequences described below.

The material U.S. federal income tax consequences of the Prepackaged Plan are complex and subject to uncertainties. The Debtor has not requested a ruling from the IRS or an opinion with respect to any of the tax aspects of the Prepackaged Plan. There can be no assurance that the IRS will agree with this discussion of material federal income tax consequences. In addition, this summary does not address state, local, or foreign tax consequences of the Prepackaged Plan, and it does not purport to address the federal income tax consequences of the Prepackaged Plan to special classes of taxpayers (such as foreign taxpayers, broker-dealers, banks, insurance companies, financial institutions, small business investment corporations, regulated investment companies, tax-exempt organizations, or investors in pass through entities).

THE FOLLOWING SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED ON THE INDIVIDUAL CIRCUMSTANCES PERTAINING TO A PARTICULAR CREDITOR OR INTEREST HOLDER. ALL CREDITORS AND INTEREST HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS IN DETERMINING THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM UNDER THE PREPACKAGED PLAN.

33

A.	Federal Income Tax Consequences to Debtor

Under the Prepackaged Plan, the Debtor will satisfy Claims by making payments and transferring property to certain of its Creditors directly. Because none of the Claims are impaired or are being paid at a discount, the Debtor should not realize any “cancellation of indebtedness” income as a result of the Prepackaged Plan.

The Debtor also has substantial Tax Attributes (the NOLs and Tax Attributes described above), the Debtor’s use of which could become subject to severe limitations under Sections 382 and 383 of the Revenue Code in the event there is an “ownership change” of the Debtor as defined in Section 382 of the Revenue Code. Generally, an “ownership change” occurs if the percentage (by value) of the stock of a corporation owned by one or more 5% shareholders has increased by more than 50 percentage points over the lowest percentage of stock owned by such shareholders at any time during the three-year testing period ending on the date of the ownership change. The Debtor anticipates that the issuance of New Common Stock to 210 pursuant to the SPA and the Prepackaged Plan will cause the Debtor to have an “ownership change.” However, there is an exception in Section 382(l)(5) of the Revenue Code which provides that an “ownership change” of a debtor corporation occurring under the jurisdiction of a bankruptcy court in a title 11 case will not cause the debtor’s tax attributes to be limited under Sections 382 or 383 of the Revenue Code if the shareholders and certain qualified creditors of the debtor corporation (determined immediately before such “ownership change”) own (after such “ownership change” and as a result of being shareholders or creditors immediately before such change) at least 50% of the stock of the debtor corporation. The Debtor believes that it will be eligible for this bankruptcy exception under Section 382(l)(5) of the Revenue Code and that as a result, its Tax Attributes will not be limited because of the “ownership change” occurring as a result of the closing of the Prepackaged Plan. However, because the Debtor will rely on this bankruptcy exception, its then-remaining NOLs and Tax Credits will be reduced to zero if it undergoes another “ownership change” within two years after the Effective Date of the Prepackaged Plan. The provisions of the charter that restrict future buying and selling of the Debtor’s common stock are intended to minimize the possibility that such a second “ownership change” might occur.

B.	Federal Income Tax Consequences to Creditors

1.	In General

Because Claims are not Impaired and are not being paid at a discount, and Creditors will receive payments with respect to their Claims pursuant to their existing terms and conditions, the tax consequences to a Creditor of receiving payments with respect to its Claims generally will be the same as if the payments were made outside of bankruptcy.

34

2.	Backup Withholding and Information Reporting

Under the Revenue Code, interest and other “reportable payments” received by a Creditor may, under certain circumstances, be subject to “backup withholding” at a rate of 28%. Withholding generally applies if the payee (i) fails to furnish its social security number or other taxpayer identification number (“TIN”); (ii) furnishes an incorrect TIN; (iii) fails to properly report interest or dividends; or (iv) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding.

C.	Federal Income Tax Consequences to Interest Holders

Under the Prepackaged Plan, the Holders of Preferred Interests will receive their Pro Rata Share of (a) $2,672,233.78 in Cash consideration plus (b) 230,680 shares of New Common Stock or such other number of shares of New Common Stock that will constitute, in total, 8% of the New Common Stock of the Reorganized Debtor (on a fully diluted basis). The Debtor intends to treat this exchange of Preferred Interests for Cash plus New Common Stock as a recapitalization in which gain, but not loss, will be recognized for federal income tax purposes, and in which the Cash paid to the Holders of Preferred Interests will not be treated as a dividend. Assuming such treatment, a Holder of Preferred Interests subject to income taxation in the U.S. generally will recognize taxable gain, if any, equal to the lesser of (a) the excess, if any, of (i) the sum of the fair market value of the New Common Stock plus Cash received under the Prepackaged Plan, over (ii) the Holder’s adjusted tax basis in its Preferred Interests immediately before the Effective Date, and (b) the Cash received under the Prepackaged Plan. Such a Holder may not recognize any loss with respect to its Preferred Interests. Such a Holder’s beginning tax basis in the New Common Stock received will be equal to the Holder’s adjusted tax basis in its Preferred Interests immediately before the Effective Date, increased by any such gain recognized, and decreased by the Cash received.

Holders of Common Interests will receive a share of New Common Stock in exchange for each share they currently hold, but are not receiving any Cash or other property. Such an exchange of common stock for common stock of the same corporation, to the extent treated as an exchange for federal income tax purposes, is generally not taxable, and the Interest Holders should not realize any taxable income or loss from the consummation of the Prepackaged Plan. Additionally, each Interest Holder should have the same tax basis and holding period in the new share received as it had in the old share exchanged for the new share.

all holders of claims and INTERESTs ARE strongly advised to consult their OWN tax advisors regarding the tax treatment under the prepackaged plan of their particular claims and interests and whether there is any applicable recognition of gain or loss for u.S. federal income tax purposes.

35

ARTICLE XIV
Conclusion

This Disclosure Statement provides information regarding the Debtor’s Chapter 11 Case and the potential benefits that might accrue to Holders of Claims against and Interests in the Debtor under the Prepackaged Plan as proposed. The Prepackaged Plan is the result of efforts by the Debtor to pay all Holders of Allowed Claims in the ordinary course of business while restructuring the Debtor’s obligations. The Debtor believes that the Prepackaged Plan is feasible and will provide each Holder of a Claim against and Interest in the Debtor with an opportunity to receive greater benefits than those that would be received by any other alternative.

[Signature Page Follows]

36

Dated: August 13, 2017

CROSSROADS SYSTEMS, INC.

/s/ Richard K. Coleman, Jr.
By:	Richard K. Coleman, Jr.
Its:	Executive Director

37

EXHIBIT 1

PREPACKAGED PLAN

EXHIBIT 2

210 RSA

EXHIBIT 3

LIST OF PATENTS

EXHIBIT 4

10-Q

EXHIBIT 5

WOLVERINE RSA